Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

NaaS Technology Inc.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

February 14, 2023

VIA EDGAR

Mr. Stephen Kim

Ms. Lyn Shenk

Ms. Jennie Beysolow

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc. (the “Company”)
Shell Company Report on Form 20-F
Filed on June 16, 2022
File No. 001-38235

Dear Mr. Kim, Ms. Shenk, Ms. Beysolow and Mr. King,

This letter sets forth the Company’s responses to the comments contained in the letter dated January 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s shell company report on Form 20-F filed with the Commission on June 16, 2022 (the “Shell Company Report”) and the Company’s response to the Staff’s comments regarding the Shell Company Report submitted on January 6, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Shell Company Report.

Shell Company Report on Form 20-F Filed June 16, 2022
Item 3. Key Information, page 3
1.
We note your response to comment 3. Please revise your summary of risk factors and risk factors section, as you do in the Cash and Asset Flows through Our Organization section to state that to the extent cash in the business is in PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of PRC/Hong Kong due to interventions

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the government to transfer cash.

In addition to the proposed disclosure in the Company’s response to prior comment 3, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the Shell Company Report to illustrate the approximate location of the disclosure) in the proposed amendment to the Shell Company Report and its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed including. Deletions are shown as strike-through and additions are underlined, with additional changes made on top of the proposed disclosure in the Company’s prior response submitted on January 6, 2023 in bold.

Page 3 (Summary of Risk Factors section):

Risks Related to Doing Business in China

•
We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our and our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or in our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. Uncertainties also exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed and if we fail to complete such registrations or record-filings, our ability to use foreign currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Cash and Asset Flows through Our Organization

NaaS

NaaS Technology Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, NaaS Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NaaS Technology Inc. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require foreign-invested enterprises to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. To the extent cash in our business is in China or in an entity in mainland China, the funds may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. As a result, our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business may be materially and adversely affected.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Prior to the Restructuring completed in early 2022, NaaS’ EV charging service business in China was a part of Newlink’s businesses and was primarily conducted through Newlink and its subsidiaries. See “Item 4. Information on the Company—A. History and Development of the Company.”

In 2020 and 2021, (i) payments totaling RMB86.3 million and RMB279.8 million (US$43.9 million) were made among Newlink’s subsidiaries that conducted NaaS’ business arising from transactions conducted in connection with their respective operations; (ii) advances totaling RMB312.0 million and RMB497.9 million (US$78.1 million) were made among Newlink’s subsidiaries that conducted NaaS’ business; and (iii) no dividend or other distribution were made by any of the Newlink’s subsidiaries that conducted NaaS’ business. Since the Closing and as of the date of this Shell Company Report on 20-F, no transfers, dividends, or distributions were made between NaaS Technology Inc. and our subsidiaries or to any investors. See the audited combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 starting on page F-46.

NaaS Technology Inc. has established stringent controls and procedures for cash flows within its organization. Each transfer of cash between its Cayman Islands holding company and a subsidiary is subject to internal approval. The cash of the group is under the unified management of NaaS Technology Inc.’s finance department and is disbursed and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after being raised by the relevant operating entity, is subject to three levels of review process by the finance department.

Under PRC law, NaaS Technology Inc. and our offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements, and our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to NaaS Technology Inc. or our offshore subsidiaries. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash.

Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings. For PRC and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

Page 34 (Risk Factors section)

Risks Related to Doing Business in China

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our or our subsidiaries’ ability to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash.

Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable.

2.
We note your response to comment 5. Please revise to disclose each of the required permissions or approvals that you state have been obtained for your business operations and for the offering of your securities.

In addition to the proposed disclosure in the Company’s response to prior comment 5, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the Shell Company Report to illustrate the approximate location of the disclosure) in the proposed amendment to the Shell Company Report and its future Form 20-F filings subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Deletions are shown as strike-through and additions are underlined, with additional changes made on top of the proposed disclosure in the Company’s prior response submitted on January 6, 2023 in bold and double-underlined.

Page 8 (Key Information section)

Permissions Required from the PRC Authorities ~~for Our Operations~~

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this Shell Company Report on Form 20-F, our PRC subsidiaries and we have obtained the business licenses issued by the Market Supervision Administration department of Qingdao Laoshan district, Beijing Tongzhou district, Beijing Chaoyang district, Zhuzhou Anji county, Xi’an high-tech zone, Zibo high-tech zone, and Qingdao Huangdao district, being all~~the requisite~~ licenses, permits, and registrations from the PRC government authorities that are required ~~material~~ for our business operations, and such licenses, permits, and registrations have not been denied by any PRC government authorities ~~in China and for the offering of our securities to foreign investors under the laws and regulations of mainland China, including being the business licenses issued by the relevant~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

~~industrial and commercial administrative departments, and such licenses, permits, and registrations have not been denied by any PRC government authorities~~.

Furthermore, in connection with the Mergers and the Transactions and as of the date of this Shell Company Report on Form 20-F, we and our PRC subsidiaries (i) are not required to obtain permissions from the CSRC, as advised by Jingtian & Gongcheng, our PRC legal counsel, (ii) are not required to file an application for cybersecurity review by the CAC, as advised by King & Wood Mallesons, our PRC legal counsel, and (iii) have not been asked to obtain or denied such and other permissions by any PRC authority, under current PRC laws, regulations and regulatory rules.

On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022 (the “2022 Cybersecurity Review Measures”). According to the 2022 Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. The China Cybersecurity Review Technology and Certification Center (the “CCRC”), the institution designated by the CAC to receive application materials for cybersecurity review and conduct examinations of such applications, confirmed with NaaS that if NaaS did not possess more than one million individuals’ personal information, it would not be required to apply for a cybersecurity review in connection with the Mergers or the Transactions. Because NaaS had transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to a third party service provider prior to the Mergers, it did not possess more than one million individuals’ personal information. Based on the foregoing, King & Wood Mallesons, our PRC counsel is of the view that a cybersecurity review is not required in connection with the Mergers or the Transactions under the prevailing laws and regulations of mainland China.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Provisions”), and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Measures”), for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a PRC domestic company, whether directly or

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a PRC domestic company if the listing entity meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the listing entity’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in China the main place of business is in China or carried out in China. According to the Draft Administration Measures, the listing entity or its affiliated PRC domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other activities to achieve overseas listing directly or indirectly. In particular, where a PRC domestic enterprise achieves direct or indirect overseas listing of its assets through acquisition, share swap, transfer or other arrangements for one or more times, it is required to make a filing within three business days after its application for initial public offering or listing, or where such application is not required, within three business days after the initial public disclosure of the relevant transactions. A PRC domestic company is also required to submit a filing with respect to any follow-on offering within three business days after its closing. In a Q&A released on the official website of CSRC, the respondent CSRC official indicated that filing requirements proposed under Draft Provisions and the Draft Administration Measures will apply to future offerings and listings of non-listed PRC domestic companies and follow-on offerings by PRC domestic companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC companies that are already listed overseas and will allow sufficient time for transition. On this basis, Jingtian & Gongcheng, our PRC counsel, is of the view that under the prevailing laws and regulations of mainland China, we are not required to obtain any permission or approval from the CSRC in connection with the Mergers or the Transactions. However, as of the date of this Shell Company Report on Form 20-F, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further revised or updated, and when they will be promulgated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. There is also no assurance that new rules or regulations promulgated in the future will not impose additional requirements on us, including with respect to the Mergers and the Transactions.

Given (i) the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, (ii) the PRC government’s ability to intervene or influence our operations at any time, and (iii) the rapid evolvement of PRC laws,

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

regulations, and rules which may be preceded with short advance notice, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations, the Mergers, the Transactions, or for our prior offerings overseas in the future and our conclusion on the status of our licensing compliance may prove to be mistaken. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Specifically, if it is determined in the future that approval and filing from the CSRC, the CAC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures, are required for the Mergers or the Transactions, or for our overseas offerings in the past, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain or delay in obtaining such approval or complete such filing procedures, or a rescission of any such approval if obtained, would subject us to sanctions by the CSRC, the CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. The CSRC, the CAC, and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse the Mergers and the Transactions. In addition, if the CSRC, the CAC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for the Mergers, the Transactions or our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

obtain additional licenses in relation our ongoing business operations and subject to penalties for failing to obtain certain licenses with respect to our past operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

Combined Statements of Loss and Other Comprehensive Loss, page F-49
3.
We note your response to comment 7 and reissue our comment in part with a clarification. Please tell us how you determined it was appropriate to classify incentives given to end-users that exceeded the revenue generated from the same transaction from revenue to selling and marketing expenses, including any specific accounting guidance you utilized to support such classification. Otherwise, it appears that incentives that were classified as selling and marketing expenses for the year ended December 31, 2021 (RMB103.1 million (US$16.2 million)) should also be classified as a reduction of the transaction price (i.e., a reduction of revenue).

The Company respectfully advises the Staff that for online EV charging solutions, the only obligation to be performed by the Company in a transaction is to connect charging station operators with end-users to facilitate the completion of an EV charging order. Each charging order placed by end-users, combined with the agreement with the relevant charging station operator, establish enforceable rights and obligations for each transaction. The Company has full discretion to set price for each order based on the Company’s promotion strategy. According to its promotion strategy, the Company offers more incentive for newly registered users, newly entered cities, or during platform promotion periods. For each charging order placed through the platform by end-users and completed, the Company is entitled to share with the charging station operator an agreed percentage of the charging service fee for such order calculated based on the relevant charging station operator’s listed charging service fee rate (i.e., the gross commission amount if no price discount or other promotions offered to end-users, who are also regarded as customers to the transaction), and the Company is obligated to pay the charging station operators the services fee which is calculated by multiplying the agreed percentage by the relevant charging station operator’s listed charging service fee rate. On the other hand, the Company has discretion in setting the charging service fee rate on its own and it will collect the charging service fee from end-users for each charging order based on the service fee rate the Company lists out on its platform. The Company may offer a more favorable charging service rate or offering coupons and other promotions to end-users (“incentives”). The net agency commission revenue the Company earns is the difference between the charging service fee it collects from end-users and the charging service fee the charging station operator is entitled to receive from the Company. When the incentives (including price discount, coupons and others) given to the end-user for one order exceed the gross agency commission amount the Company can receive from the charging station operators from the same order, this order will generate net negative commission revenue, and hence will constitute a negative revenue order. Such negative revenue amount is reclassified to selling and marketing expenses on an order by order basis mainly due to the Company’s belief that such negative revenue orders are in the nature of a promotion.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

IFRS 15 does not specifically address how entities should present negative revenue. Stakeholders had asked the transition resource group (“TRG”) whether an entity should reclassify negative revenue resulting from consideration paid or payable to a customer to expense and, if so, in what circumstances. The TRG did not discuss this question in detail and no additional application guidance was provided. The reclassification of negative revenue was also raised to the comment letters with IFRIC in September 2019, but the IFRIC similarly did not consider this question. In the absence of specific guidance on the presentation of negative revenue, the Company applied IAS8 and developed an accounting policy on the presentation of negative revenue.

The Company considers that the essence of negative revenue arising from incentives to end-users is to encourage user engagement on its EV charging business. The Company therefore concluded that the negative revenue was primarily derived from promotional activities, and the Company’s reclassification of such negative revenue to selling and marketing expenses on a transaction by transaction basis is appropriate considering the relevant accounting policy contemplated in IAS8.10. This is consistent with the result as if the Company provides its services for free and provides incentives to end-users for the use of such services.

The negative revenues are tracked on an order by order basis and each order does not have any interaction with previous or future orders as mentioned above. Additionally, each order is the unit of account for contract identification under IFRS15. Therefore, the reclassification of negative revenue to selling and marketing expense on an order by order basis would be consistent with the unit of account for revenue recognition purposes.

General
4.
We have reviewed your responses to comments 8 and 9. We await your planned amendment to the Shell Company Report and may issue comments based on the disclosures included therein.

The Company acknowledges the receipt of the Staff’s comment. The Company is in the process of completing the work required for restating Dada Auto Inc.’s financial statements as of and for the two years ended December 31, 2020 and 2021 included in the Shell Company Report (the “Original Financial Statements”) to address the Staff’s comments and make other adjustments that the Company finds necessary. The Company also respectfully advises the Staff that in addition to addressing the comments from the Staff on the financial statements included in the Shell Company Report, the Company expects to make certain other revisions to those financial statements including mainly the following, which is subject to updates and changes with the progress of the auditor’s work:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 14, 2023

i.
Revising allocation of share-based compensation from Newlinks Technology Limited (“Newlink”) according to the evaluation of transfer pricing policies of the Company’s transfer pricing advisor, which was completed in January 2023. The reason for this revision is that, as disclosed in the Shell Company Report, the Company's EV charging service business in China (“EV Charging Business”) was historically part of Newlink’s businesses and were conducted by Newlink's subsidiaries at the time. A series of transactions were entered into in early 2022 and as a result the EV Charging Business was consolidated into the Company (“Restructuring”). Prior to the completion of the Restructuring, Newlink granted options to certain of its employees associated with the EV Charging Business, which employees were subsequently transferred to the Company as part of the Restructuring. The options granted remain valid and will be accounted for as share-based compensation of the Company in the proposed revision. The revised allocation of share-based compensation will increase the Company’s operating expenses in 2021 by approximately RMB18 million and credited APIC accordingly.
ii.
Updating certain VAT-related balances and IFRIC 23 provisions on corporate income tax, according to the best estimation as of restatement. This will result in an increase of tax payable by around RMB19 million and an increase in other receivables by around RMB13 million as of December 31, 2021, and an increase in income tax expense by around RMB5 million for 2021 and RMB1 million for 2020. The Company also intends to update its estimation of the amount of VAT input receipts that may not be collected and adjust its provision through cost of revenue in 2020 and 2021. The Company revisited the method of estimating the recoverability of uncollected input VAT receipts (which is recorded in other receivables) and reversed previously recognised provision by around RMB9 million in 2021 and RMB6 million in 2020.

In addition to the above, the Company will also update the pro forma condensed combined statement as of and for the year ended December 31, 2021 in the Shell Company Report to reflect the amendment and restatement of the Original Financial Statements).

* * *

If you have any additional questions or comments regarding the Shell Company Report, please contact the undersigned at +86 10 8551 1066 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom at +852 3740 4700 or shu.du@skadden.com.

Very truly yours,

/s/ Alex Wu
Alex Wu
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Chan Kam Fuk, Partner, Centurion ZD CPA & Co.